Mail Stop 4561

      September 20, 2005



Mr. James W. Kleifges
Vice President and Chief Financial Officer
Inland Retail Real Estate Trust, Inc.
2901 Butterfield Road
Oak Brook, IL  60523

Re:	Inland Retail Real Estate Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2004
      Filed March 15, 2005
      File No. 0-30413

Dear Mr. Kleifges:

      We have reviewed your filing and have the following comments.
We have limited our review to only the issues addressed below and do not intend to expand our review to other portions of your documents.
Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

General
1. Include the information required by Item 303 (a)(4) of Regulation
S-K related to off-balance sheet arrangements.
2. We note your disclosure on page 86 which indicates that you believe that you can achieve an optimum balance between risk and return by leveraging your properties (at approximately 50% of value) through the use of debt, of which the majority of your debt is interest only debt with maturities to substantially occur within the next ten years. In future filings, disclose within Management`s Discussion and Analysis of Financial Condition and Results of Operations the potential risks and the impact to future cash flows, capital resources, and liquidity should there be significant changes in interest rates or in the lending environment. We refer you to FR-
72.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. James W. Kleifges
Inland Retail Real Estate Trust, Inc.
September 20, 2005
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